Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

07028916

SEC MAIL PROCESSING
RECEIVED
DEC 2 6 2007
WASH. D.C. 161 SECTION

20 December 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

SUPPL

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange Nos. 23, 24 and 25/2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

PROCESSED
JAN 0 7 2008
THOMSON FINANCIAL

1/3

Stock Exchange Announcement No. 23/2007
Humlebæk, the 18 December 2007

Annual General Meeting of Coloplast A/S
on Tuesday, 18 December 2007 at 16.00

The Annual General Meeting of Coloplast A/S has just been adjourned. Reporting on the transactions cf. the agenda which is attached as an appendix to this information.

Mr. Henrik Wedell-Wedellsborg, Attorney at Law, was elected Chairman of the Meeting.

Re 1
The Directors' report on the activities of the Company was adopted unanimously.

Re 2
The annual report was adopted unanimously.

Re 3
Distribution of ordinary dividend of DKK 5.00 per share and extraordinary dividend of DKK 4.00 was adopted by the General Meeting.

Re 4
The General Meeting received and adopted the following proposals:

(a) Amendments to the Company's Articles of Association.

Article 1(2)
to be amended to read as follows:
"Its registered office is situated in the municipality of Fredensborg."

Article 6(1)
to be amended to read as follows:
"The General Meetings of the Company shall be held at the registered office of the Company or elsewhere in the Capital Region of Denmark. The Annual General Meeting shall be held every year before the end of December."

(b) Reduction of the Company's share capital by a nominal amount of DKK 10 million of the Company's holding of treasury shares; these own shares shall be cancelled.

Upon completion of the reduction of the Company's share capital, Article 3(1) of the Articles of Association shall be amended to read as follows:
"The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 212 million B shares divided into shares of DKK 5.00 each."

(c) General guidelines for incentive pay to members of the Board of Directors and the Executive Management. Consequently, the following provision will be included in the Articles of Association under a new Article 15:
"The Company has laid down general guidelines for remuneration, including incentive pay, to members of the Board of Directors and the Executive Management. The guidelines have been adopted by the Company's Annual General Meeting."

As a consequence of this new Article 15 being included, Article 13(4) shall be deleted and the following existing provisions shall be re-numbered as follows:
Existing Article 15 to be re-numbered to Article 16.
Existing Article 16 to be re-numbered to Article 17.
Existing Article 17 to be re-numbered to Article 18.
Existing Article 18 to be re-numbered to Article 19.

(d) Emoluments of the members of the Board of Directors annually to be increased to DKK 325,000 with a premium of 200 per cent and 75 per cent to the Chairman and Deputy Chairman, respectively.

(e) Grant of authority to the Company's Board of Directors to buy own shares representing up to 10 per cent of the share capital of the Company in accordance with the provisions of section 48 of the Danish Companies Act.

The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

Such authority to be valid until the Annual General Meeting in 2008.

Re 5
Election of Directors.

The following members of the Board of Directors were re-elected by the General Meeting:

Mr. Michael Pram Rasmussen, Director
Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
Mr. Sven Håkan Björklund, CEO
Mr. Per Magid, Attorney
Mr. Torsten E. Rasmussen, Director
Ms. Ingrid Wiik, Director

The General Meeting also elected, Mr. Jørgen Tang-Jensen, Chief Executive Officer, VELUX A/S, as a new member of the Board of Directors.

Re 6
Election of an auditor.

PricewaterhouseCoopers
Strandvejen 44
DK-2900 Hellerup

was re-elected.

Re 7
Nothing to report under any other business.

Sten Scheibye
President, CEO

Further information

Investors and financial analysts

Peter Høgsted
Head of Investor Relations
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

Enclosures: Notice convening the General Meeting

To our shareholders

5 December 2007

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Tuesday, 18 December 2007 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From 15.00 - 15.30, before the formal proceedings of the Annual General Meeting start, there will be a presentation in Danish, its title translates into "50 years with focus on the customer". From 15.30 - 16.00, refreshments will be served.

The General Meeting will be opened by the Chairman of the Board of Directors of Coloplast A/S and will be directed by a chairman, elected by the Board of Directors. The General Meeting will be simultaneously transmitted to shareholders via webcast at www.coloplast.com.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit according to the adopted annual report.

4. To consider and, if though fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposals by the Board:

   (a) Amendments to the Company's Articles of Association.
   For your information, please find enclosed a copy of the provisions of the existing Articles of Association of Coloplast A/S which are subject to the proposed amendments under items (a), (b) and (c) below.

   Article 1(2)
   to be amended to read as follows:
   "Its registered office is situated in the municipality of Fredensborg."

   Owing to the reform of the Danish municipal sector, the former municipality of Fredensborg-Humlebæk has been changed to the municipality of Fredensborg.

Article 6(1)
to be amended to read as follows:
"The General Meetings of the Company shall be held at the registered office of the Company or elsewhere in the Capital Region of Denmark. The Annual General Meeting shall be held every year before the end of December. "

Owing to the reform of the Danish municipal sector, the municipality of Karlebo has been deleted as it has become part of the municipality of Fredensborg, which is the registered office of the Company. Also the municipality of Helsingør and the expression Greater Copenhagen have been deleted as the expression Capital Region of Denmark can be used.

(b) Reduction of the Company's share capital

Since the Annual General Meeting held on 13 December 2006 the Company has acquired own shares. The Board proposes to the Annual General Meeting that the Company's share capital be reduced by a nominal amount of DKK 10 million of the Company's holding of treasury shares and that these own shares be cancelled.

Pursuant to the Danish Public Companies Act, section 44 (2) cf. section 44 a (1), it is disclosed that the purpose of the capital reduction is to pay the amount of the reduction to the Company holding the shares. The amount will be transferred from non-distributable reserves to the Company's distributable reserves. The capital reduction will be effected at a price of DKK 488.25 per share, equal to the average price at which the Company acquired the shares.

Upon the approval of the reduction of the Company's share capital, the Board proposes to the Annual General Meeting that Article 3(1) of the Articles of Association be amended to read as follows:
"The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 212 million B shares divided into shares of DKK 5.00 each."

(c) General guidelines for incentive pay to members of the Board of Directors and the Executive Management

With effect from 1 July 2007, section 69 b of the Danish Companies Act stipulates that the board of directors of a listed company must lay down general guidelines for incentive pay to its members of the board of directors and executive management before any specific agreements to this effect can be made. These guidelines must be considered and approved by the Company's Annual General Meeting. The guidelines for Coloplast A/S are enclosed; the guidelines are also available at Coloplast's website.

Upon approval of the guidelines by the Annual General Meeting, the following provision will be included in the Articles of Association under a new Article 15:
"The Company has laid down general guidelines for remuneration, including incentive pay, to members of the Board of Directors and the Executive Management. The guidelines have been adopted by the Company's Annual General Meeting."

As a consequence of this new Article 15 being included, Article 13(4) shall be deleted and the following existing provisions shall be re-numbered as follows:
Existing Article 15 to be re-numbered to Article 16.
Existing Article 16 to be re-numbered to Article 17.
Existing Article 17 to be re-numbered to Article 18.
Existing Article 18 to be re-numbered to Article 19.

(d) Emoluments of the members of the Board of Directors

It is proposed to the Annual General Meeting that the emoluments of the members of the Board of Directors be increased to DKK 325,000 with a premium of 200 per cent and 75 per cent to the Chairman and Deputy Chairman, respectively; this is according to the market.

(e) Grant of authority to the Company's Board of Directors to buy own shares representing up to 10 per cent of the share capital of the Company in accordance with the provisions of section 48 of the Danish Companies Act.

The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

Such authority to be valid until the Annual General Meeting in 2008.

5. To elect Directors.

The Board proposes re-election of the following Directors:

Mr. Michael Pram Rasmussen, Director (Chairman)
Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
Mr. Sven Håkan Björklund, Director
Mr. Per Magid, Attorney
Mr. Torsten E. Rasmussen, Director
Ms. Ingrid Wiik, Director

The Board also proposes election of a new Director, Mr. Jørgen Tang-Jensen, Chief Executive Officer, VELUX A/S. Enclosed please find his CV.

For further information on the members of the Board, please refer to Coloplast's website www.coloplast.com or contact the Shareholder Secretariat by telephone at +45 4911 3621.

6. To elect an auditor.

The Board proposes re-election of PricewaterhouseCoopers.

7. Any other business.

For the Company in general meeting to adopt the amendments to the Articles of Association referred to under items 4 (a) and (b) of the agenda, not less than one-half of the share capital must be represented at the General Meeting and not less than two thirds both of votes cast and of the voting share capital represented at the General Meeting must vote in favour of the resolution to be passed, cf. Article 11 (1) and (2) of the Articles of Association.

If the required share capital is not represented at the Annual General Meeting and the proposed resolution does not obtain a majority of two thirds of the votes cast, such resolution cannot be passed. If the proposed resolution obtains a majority of two thirds of the votes cast, the Board of Directors will convene within fourteen days an Extraordinary General Meeting, and if at such General Meeting the proposed resolution obtains a majority of at least two thirds both of votes cast and of the voting share capital represented at the General Meeting, it shall be passed irrespective of the share capital represented.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting can be requested by filling in and sending the attached form, which may also serve to give proxy. The form must be received by Aktiebog Danmark A/S no later than Friday, 14 December 2007 by 16.00.

Admission cards can also be ordered via www.coloplast.com; shareholders may give proxy via this website as well.

The share capital of the Company is DKK 240 million divided into DKK 18 million A shares of DKK 5.00 each and multiples thereof and DKK 222 million B shares of DKK 5.00 each.

The following voting rights in the Company are stipulated in Article 9 of the Articles of Association:

> Any shareholder shall be entitled to attend the General Meeting provided that not later than three days before the General Meeting the shareholder has obtained an admission card for himself/herself and any adviser at the office of the Company against production of evidence of the shareholder's shareholding or with reference to its registration.
>
> Anyone who has acquired his/her shares through transfer shall only be entitled to exercise his/her voting right in respect of the shares concerned if
>
> (1) the shares have been entered in the register of shareholders, or
>
> (2) the shareholder has notified and produced evidence of his/her acquisition
>
> prior to the convening of the General Meeting concerned.
>
> A shareholder who has acquired shares in any other manner cannot exercise his/her voting right in respect of the shares concerned unless the shareholder has been entered in the register of shareholders or has notified the Company about and produced evidence of this acquisition.
>
> However, shareholdings for which no voting right may be exercised by virtue of subarticle (2) shall be deemed to be represented at the General Meeting if the shares have been entered in the register of shareholders prior to the General Meeting or the shareholder has notified and produced evidence of his/her acquisition.
>
> Each A share of DKK 5.00 shall entitle the holder to ten votes and each B share of DKK 5.00 shall entitle the holder to one vote.
>
> Voting rights may be exercised through a proxy, who shall produce a written and dated instrument appointing the proxy. Such instrument cannot be issued for a period exceeding one year at a time.

The Company has appointed Nordea as custodian bank. The Company's shareholders may exercise their financial rights through this bank.

Refreshments will be served after the Meeting.

The Board of Directors

Enclosures

Re item 4 of the agenda
A copy of the provisions of the existing Articles of Association which are subject to proposed amendments

Existing wording	*Proposed amendments*
Article 1(2) Its registered office is situated in the Municipality of Fredensborg- Humlebæk.	***Article 1(2)*** *Its registered office is situated in the municipality of Fredensborg.*

Owing to the reform of the Danish municipal sector, the former municipality of Fredensborg-Humlebæk has been changed to the municipality of Fredensborg.

Article 3(1) The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 222 million B shares divided into shares of DKK 5.00 each.	***Article 3(1)*** *The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 212 million B shares divided into shares of DKK 5.00 each.*

Upon approval of the reduction of the Company's share capital by the Annual General Meeting referred to under item 4 (b) of the agenda, Article 3(1) will be amended upon the completion of the capital reduction.

Article 6(1) The General Meetings of the Company shall be held at the registered office of the Company or in the Municipality of Karlebo or in the Municipality of Helsingør or in Greater Copenhagen. The Annual General Meeting shall be held every year before the end of December.	***Article 6(1)*** *The General Meetings of the Company shall be held at the registered office of the Company or elsewhere in the Capital Region of Denmark. The Annual General Meeting shall be held every year before the end of December.*

Owing to the reform of the Danish municipal sector, the municipality of Karlebo has been deleted as it has become part of the municipality of Fredensborg, which is the registered office of the Company. Also the municipality of Helsingør and the expression Greater Copenhagen have been deleted as the expression Capital Region of Denmark can be used.

Article 13(4) The Directors shall receive a fee approved by the General Meeting.	***Article 13(4)*** *To be deleted.*

Upon the approval of the general guidelines for incentive pay to members of the Board of Directors and the Executive Management referred to under item 4 (c) of the agenda, Article 13(4) will be deleted.

New Article 15	***New Article 15*** *The Company has laid down general guidelines for remuneration, including incentive pay, to members of the Board of Directors and the Executive Management. The guidelines have been adopted by the Company's Annual General Meeting.*

Upon the approval of the general guidelines for incentive pay to members of the Board of Directors and the Executive Management referred to under item 4 (c) of the agenda, this provision will be included under a new Article 15.

Re item 4 of the agenda
A copy of the provisions of the existing Articles of Association which are subject to proposed amendments (continued)

Existing wording	*Proposed amendments*
Existing Article 15 The Company shall be bound by the signatures of two members of the Executive Management jointly, of the chairman and a member of the Executive Management jointly or of the Directors of the Board jointly.	***Re-numbered to Article 16, otherwise unchanged*** *The Company shall be bound by the signatures of two members of the Executive Management jointly, of the chairman and a member of the Executive Management jointly or of the Directors of the Board jointly.*

Re-numbering upon the approval of the general guidelines for incentive pay to members of the Board of Directors and the Executive Management referred to under item 4 (c) of the agenda.

Existing wording	*Proposed amendments*
Existing Article 16 The auditing of the Company's annual report shall be made by two state-authorised public accountants elected by the General Meeting or, if opportunity is provided under Danish law, by at least one state-authorised public accountant elected by the General Meeting. Auditors shall be elected for one year at a time and be eligible for re-election.	***Re-numbered to Article 17, otherwise unchanged*** *The auditing of the Company's annual report shall be made by two state-authorised public accountants elected by the General Meeting or, if opportunity is provided under Danish law, by at least one state-authorised public accountant elected by the General Meeting. Auditors shall be elected for one year at a time and be eligible for re-election.*

Re-numbering upon the approval of the general guidelines for incentive pay to members of the Board of Directors and the Executive Management referred to under item 4 (c) of the agenda.

Existing wording	*Proposed amendments*
Existing Article 17 The Company's financial year shall be from 1 October to 30 September. The annual report shall be signed by the Executive Management and the Board of Directors and shall be furnished with the auditors' report.	***Re-numbered to Article 18, otherwise unchanged*** *The Company's financial year shall be from 1 October to 30 September.* *The annual report shall be signed by the Executive Management and the Board of Directors and shall be furnished with the auditors' report.*

Re-numbering upon the approval of the general guidelines for incentive pay to members of the Board of Directors and the Executive Management referred to under item 4 (c) of the agenda.

Existing wording	*Proposed amendments*
Existing Article 18 The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and profit or loss in accordance with the scope of the current legislation. Based upon the recommendation of the Board of Directors, the General Meeting shall determine the distribution of the profit reported in the annual report.	***Re-numbered to Article 19, otherwise unchanged*** *The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and profit or loss in accordance with the scope of the current legislation. Based upon the recommendation of the Board of Directors, the General Meeting shall determine the distribution of the profit reported in the annual report.*

Re-numbering upon the approval of the general guidelines for incentive pay to members of the Board of Directors and the Executive Management referred to under item 4 (c) of the agenda.

Re item 4 (c) of the agenda
General guidelines for the Company's remuneration of members of the Board of Directors and the Executive Management

Board of Directors
Members of the Board of Directors receive a fixed annual fee. The Chairman and Deputy Chairman of the Board of Directors receive a supplement to this fee. The amounts of fees and supplements are approved by the shareholders and disclosed in the annual report. Fees are fixed based on a comparison with fees paid by other companies.

Members of the Board of Directors receive no incentive pay.

Executive Management
The Chairman and Deputy Chairman of the Board perform an annual review of the remuneration paid to members of the Executive Management.

The remuneration paid to members of the Executive Management consists of a fixed and a variable part. The fixed pay consists of a net salary, pension contribution and other benefits. The value of each of those components is disclosed in the annual report for each member of the Executive Management.

As an element of the variable pay, members of the Executive Management may receive an annual bonus, subject to achievement of certain benchmarks. The bonus proportion varies among the members of the Executive Management, but is subject to a maximum of around 40% of the annual net salary. The actual bonus paid to each member of the Executive Management is disclosed in the Annual Report. At the date of adoption of these guidelines, the bonus benchmarks comprise the Group's economic profit and EBIT margin, but they may be changed by the Board of Directors. Any such change will be communicated in a stock exchange announcement.

Another element of the variable pay is made up of options and is intended to ensure that the Executive Management's incentive correlates with creation of shareholder value. The option plan is revolving and not subject to achievement of defined benchmarks.

Members of the Executive Management are awarded a number of options each year with a value equal to three months' net pay. The value is calculated in accordance with the Black Scholes formula. Options are awarded with a strike price which is 15% higher than the market price at the award date, and members of the Executive Management pay 5% of the Black Scholes value to the Company as consideration for the options. The options have a term of five years and are exercisable after three years. For tax purposes, the terms of the award entail that the gain is taxed as share income while the costs of the award are not tax-deductible for the Company. The number of options awarded to each member of the Executive Management and their value is disclosed in the Annual Report. Options in the Executive Management share option plan are covered by the Company's holding of treasury shares.

In addition, the Chairman and Deputy Chairman of the Board perform an annual review of the remuneration paid to members of the Executive Management relative to the managements of other Danish companies.

Jørgen Tang-Jensen

Born on 5 August 1956

Chief Executive Officer
VELUX A/S

Curriculum Vitae

since 2001	Chief Executive Officer, VELUX A/S
1990 - 2000	VELUX Industri A/S
1984 - 1990	Novelco A/S
1981 - 1984	VELUX International A/S

Educational background

1997	Stanford University, USA
1989	IMD, Switzerland
1981	The Aarhus School of Business

Jørgen Tang-Jensen has the following management responsibilities with other Danish companies:

VELUX Danmark A/S (Chairman of the Board of Directors)
RoofLITE A/S (Chairman of the Board of Directors)
Faber A/S (Chairman of the Board of Directors)
Faber Holding A/S (Chairman of the Board of Directors)
Gåsdal Bygningsindustri A/S (Member of the Board of Directors)
Østbirk Bygningsindustri A/S (Member of the Board of Directors)

Jørgen Tang-Jensen is nominated to strengthen the competences of the Coloplast Board of Directors within the fields of general management, innovation, global manufacturing and logistics, global sales and marketing.

Stock Exchange Announcement No. 24/2007
Humlebæk, the 18 December 2007

Articles of Association of Coloplast A/S
Reg. No. 69 74 99 17

Name, registered office and objects of the Company

1.

The name of the Company is Coloplast A/S. Moreover, the Company carries on business under the names of Dansk Coloplast A/S (Coloplast A/S), Coloplast International A/S (Coloplast A/S), Scantape A/S (Coloplast A/S) and Colomed Research Co. A/S (Coloplast A/S).

Its registered office is situated in the municipality of Fredensborg.

2.

The objects for which the Company is established are directly and through subsidiaries to carry on business as manufacturers and merchants, mainly within medical devices for the nursing and hospital sectors and, in connection with this business, to engage in related research & development and investment activities.

Capital and shares of the Company

3.

The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 222 million B shares divided into shares of DKK 5.00 each.

The share capital is fully paid up.

The A shares, which are non-negotiable instruments, shall be in registered form and shall at all times be issued in the name of the holder and be entered in the Company's register of shareholders. Any change of ownership in respect of the A shares shall require the consent of the Board of Directors. The same applies to any mortgaging or pledging.

No endorsement of any name on a share or transfer of the share to a named owner shall be valid in relation to the Company unless the endorsement or transfer has been entered in the register of shareholders or the shareholder has notified the register and produced evidence of his/her acquisition. The Company shall be without any responsibility for the genuineness or correctness of any registered endorsement or transfer.

The B shares are negotiable instruments. They shall be issued in the name of the holder and shall at all times be entered in the name of the holder in the register of shareholders.

There shall be no restrictions on the transferability of the B shares.

4.

Except for the special provisions laid down below on the pre-emption rights of A and B shares in connection with capital increases and the provisions laid down below in Article 9 concerning the voting rights of A shares and B shares, no shares shall carry any special rights, and no shareholder shall be under an obligation to have his/her shares redeemed.

If a General Meeting decides that the share capital shall be increased through the subscription of both new A and new B shares, the A shareholders shall have pre-emption rights to new A shares and the B shareholders pre-emption rights to new B shares. If the share capital is only increased by either A shares or B shares, all shareholders shall have a pre-emption right to new shares in proportion to their holdings of old shares.

The A shares shall be signed by the Board of Directors in accordance with the rules laid down by the Danish Companies Act. The annual dividend shall be paid out to the registered A shareholders. Any dividends which have not been claimed five years after the due date shall accrue to the Company.

The B shares of the Company have been registered with the Danish VP Securities Services, and payments of dividends on the B shares are computed by the Danish VP Securities Services so that the dividend will be deposited with a bank under the account number given to the Danish VP Securities Services and otherwise in accordance with the rules laid down thereon. Any dividends not claimed five years after the due date shall accrue to the Company.

4 A

The Company's share capital may, as, when and on terms determined by the Board of Directors, be increased by up to DKK 15 million B shares, nominal value, in one or more steps. New shares issued under this authority shall be issued with pre-emptive right of subscription for existing shareholders, unless

(a) the Board shall deem it expedient to make such issue without pre-emptive rights to existing shareholders, in which case such new shares shall be issued at market price and not below par and be paid for in cash, or

(b) the new shares are issued to serve as partial or full payment for existing property acquired by the Company.

4 B

The authority conferred on the Board of Directors by Article 4 A shall be valid until 17 December 2008.

New shares issued under the Board's authority conferred by Article 4 A shall be negotiable instruments, shall be registered by name and shall at all times be registered in the register of shareholders of the Company. For any new shares issued, the same rules shall apply with respect to negotiability, redeemability, pre-emptive rights and voting rights as apply to the remaining shares of the Company, cf Articles 3, 4 and 9 of the Articles of Association.

The new shares shall be eligible to dividends and other rights in the Company from the time and date set by the Board, always provided that any such rights shall take effect at the latest 12 months after the capital increase was registered by the Danish Commerce and Companies Agency.

The Board shall have authority to make such amendments to the Articles of Association as are rendered necessary by the capital increase referred to in Article 4 A.

5.

The A shares of the Company may be cancelled without any judicial decision in accordance with the rules laid down by the Danish Companies Act.

The General Meeting

6.

The General Meetings of the Company shall be held at the registered office of the Company or elsewhere in the Capital Region of Denmark. The Annual General Meeting shall be held every year before the end of December.

Extraordinary General Meetings shall be held whenever requested by the Board of Directors or the auditors. Moreover, Extraordinary General Meetings shall be convened within two weeks whenever shareholders owning one tenth of the share capital shall so request in writing specifying the subject to be discussed.

7.

All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are to be proposed at the General Meeting - the most important aspects of such proposal.

The notice of a General Meeting where resolutions are to be passed in pursuance of section 79(1) or (2) of the Danish Companies Act shall contain the full wording of the proposed resolution amending the Articles of Association and shall be forwarded to each individual shareholder.

In order to be considered by the Annual General Meeting any resolutions proposed by the shareholders shall be submitted to the Board of Directors not later than 1 November.

The agenda and the complete set of resolutions to be proposed to the General Meeting shall no later than eight days before any General Meeting be available for inspection by the shareholders at the Company's office and at the same time be submitted to any registered shareholder who has made a request to this effect and in the case of Annual General Meetings the audited annual report shall be submitted as well.

8.

The business to be transacted at the Annual General Meeting shall be as follows:

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

5. To elect Directors.

6. To elect an auditor.

7. Any other business.

9.

Any shareholder shall be entitled to attend the General Meeting provided that not later than three days before the General Meeting the shareholder has obtained an admission card for himself/herself and any adviser at the office of the Company against production of evidence of the shareholder's shareholding or with reference to its registration.

Anyone who has acquired his/her shares through transfer shall only be entitled to exercise his/her voting right in respect of the shares concerned if

(1) the shares have been entered in the register of shareholders, or

(2) the shareholder has notified and produced evidence of his/her acquisition

prior to the convening of the General Meeting concerned.

A shareholder who has acquired shares in any other manner cannot exercise his/her voting right in respect of the shares concerned unless the shareholder has been entered in the register of shareholders or has notified the Company about and produced evidence of this acquisition.

However, shareholdings for which no voting right may be exercised by virtue of subarticle (2) shall be deemed to be represented at the General Meeting if the shares have been entered in the register of shareholders prior to the General Meeting or the shareholder has notified and produced evidence of his/her acquisition.

Each A share of DKK 5.00 shall entitle the holder to ten votes and each B share of DKK 5.00 shall entitle the holder to one vote.

Voting rights may be exercised through a proxy, who shall produce a written and dated instrument appointing the proxy. Such instrument cannot be issued for a period exceeding one year at a time.

10.

The Board of Directors elects the chairman of the meeting, who shall preside over the meeting and decide all matters relating to the procedure of the meeting and votings. Any person entitled to vote may demand a written ballot with respect to the relevant subjects submitted for discussion.

11.

Matters dealt with at the General Meeting shall be decided by a simple majority of votes. In the case of resolutions amending the Company's Articles of Association or dissolving the Company, not less than one-half of the share capital shall be represented at the General Meeting and not less than two thirds both of votes cast and of the voting share capital represented at the General Meeting shall vote in favour of the resolution to be passed.

If the required share capital is not represented at the General Meeting concerned and the proposed resolution does not obtain a majority of two thirds of the votes cast, such resolution shall not be passed. If the proposed resolution obtains a majority of two thirds of the votes cast, the Board of Directors shall convene within fourteen days a new, Extraordinary General Meeting, and if at such General Meeting the proposed resolution obtains a majority of at least two thirds both of votes cast and of the voting share capital represented at the General Meeting, it shall be passed irrespective of the share capital represented.

Proxies to attend the first General Meeting shall, unless expressly revoked, be deemed valid for the purposes of the second General Meeting, too.

Resolutions covered by the rules laid down in section 79 of the Danish Companies Act shall satisfy these provisions.

12.

The proceedings of the General Meeting shall be recorded in brief form in a minute book authorised by the Board of Directors for the purpose. Such minute book shall be signed by the chairman of the meeting and the members of the Board of Directors present.

Board of Directors and Executive Management

13.

The Company shall be managed by a Board of Directors of 5-8 members elected by the General Meeting and a statutory number of Board members elected by the employees according to Danish law.

The Directors shall be elected for one year at a time and shall be eligible for re-election.

No person having attained the age of 70 shall be eligible for the Board of Directors.

14.

The Board of Directors, which elects its own chairman and vice-chairman, shall be responsible for the overall management of the Company's affairs. The meetings of the Board of Directors shall be chaired by the chairman or, in his absence, by the vice-chairman.

The Board of Directors shall make its resolutions by a simple majority of votes. In case of an equality of votes the chairman or - in his absence - the vice-chairman shall have the casting vote.

Rules of procedure applicable to the Board of Directors are laid down by the Board.

The proceedings of meetings of the Board of Directors shall be recorded in a minute book which shall be signed by all Directors present at the meeting.

The audit book shall be submitted at each board meeting, and any entry in the audit book shall be signed by all Directors.

The Board of Directors shall appoint an executive management consisting of up to 6 members, one of whom shall be the Chief Executive, and shall determine the terms and conditions of their appointment and the detailed rules governing their powers.

The Board of Directors may grant power of procuration.

15.

The Company has laid dawn general guidelines for remuneration, including incentive pay, to members of the Board of Directors and the Executive Management. The guidelines have been adopted by the Company's Annual General Meeting.

16.

The Company shall be bound by the signatures of two members of the Executive Management jointly, of the chairman and a member of the Executive Management jointly or of the Directors of the Board jointly.

Audit

17.

The auditing of the Company's annual report shall be made by two state-authorised public accountants elected by the General Meeting or, if opportunity is provided under Danish law, by at least one state-authorised public accountant elected by the General Meeting. Auditors shall be elected for one year at a time and be eligible for re-election.

Accounts

18.

The Company's financial year shall be from 1 October to 30 September.

The annual report shall be signed by the Executive Management and the Board of Directors and shall be furnished with the auditors' report.

19.

The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and profit or loss in accordance with the scope of the current legislation. Based upon the recommendation of the Board of Directors, the General Meeting shall determine the distribution of the profit reported in the annual report.

Thus adopted at the General Meeting on 18 December 2007.

Further information

Investors and financial analysts

Peter Høgsted
Head of Investor Relations
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

Stock Exchange Announcement No. 25/2007
Humlebæk, the 18 December 2007

The Board of Directors of Coloplast A/S elected its own Chairman and Vice-Chairman

Today, immediately after the General Meeting of Coloplast A/S, the Board of Directors re-elected Mr. Michael Pram Rasmussen as Chairman and Mr. Niels Peter Louis-Hansen as Vice-Chairman.

Michael Pram Rasmussen
Chairman of the Board

Further information

Investors and financial analysts

Peter Høgsted
Head of Investor Relations
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

END